January 31, 2006

Mail Stop 4561

Peter F. Russo
President and Chief Executive Officer
Delta Mutual, Inc.
111 North Branch Street
Sellersville, PA 18960

Re: Item 4.02 Form 8-K
          Filed January 26, 2006
          File No. 000-30563

Dear Mr. Russo:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1. We note in your amended Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarterly period ended March 31, 2005, that you have concluded that your disclosure controls and procedures were effective despite the material error that lead to your restatement. Explain to us what consideration you have given to expanding your disclosure to more fully discuss how you arrived at that conclusion. Include in your response your rationale for determining that your disclosure controls and procedures were effective given your restatements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3438.

Sincerely,

Robert F. Telewicz, Jr.
Staff Accountant